AMENDMENT NO. 3 TO MANAGEMENT FEE WAIVER AGREEMENT

This Amendment No. 3 to the Management Fee Waiver Agreement (the “Fee Waiver Agreement”), dated May 1, 2011, as amended May 24, 2011 and January 1, 2012, by and between MetLife Advisers, LLC (the “Adviser”) and Met Investors Series Trust (the “Trust”) on behalf of each series of the Trust listed in Section 1 of the Fee Waiver Agreement (each a “Portfolio,” and collectively, the “Portfolios”), is entered into effective the 1st day of January 2012.

WHEREAS, the Fee Waiver Agreement modifies the compensation payable to the Adviser by the Portfolios under the Management Agreement dated December 8, 2000, as amended from time to time (“Management Agreement”), pursuant to which the Adviser provides investment management services to each Portfolio for compensation based on the value of the average daily net assets of each Portfolio;

WHEREAS, the Trust and the Adviser desire to make certain changes to the Fee Waiver Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt of which is acknowledged, the Trust and the Adviser hereby agree that the Fee Waiver Agreement is amended as follows:

1. Section 1 of the Fee Waiver Agreement as it relates to the Invesco Small Cap Growth Portfolio is hereby amended to change the management fee waiver for the period from January 1, 2012 to April 30, 2012 to the following:

Portfolio	Fee Schedule Before Waiver (as a percentage of average daily net assets)	Fee Schedule After Waiver (as a percentage of average daily net assets)
Invesco Small Cap Growth Portfolio	0.88% of the first $500 million of such assets plus 0.83% of such assets over $500 million	0.83%

2. Section 1 of the Fee Waiver Agreement hereby is amended to add the following management fee waivers for the period from January 1, 2012 to April 30, 2012:

Portfolio	Fee Schedule Before Waiver (as a percentage of average daily net assets)	Fee Schedule After Waiver (as a percentage of average daily net assets)
Janus Forty Portfolio	0.650% of the first $1 billion of such assets plus 0.600% of such assets over $1 billion	0.650% of the first $1 billion of such assets plus 0.575% of such assets over $1 billion
Rainier Large Cap Equity Portfolio	0.700% of the first $150 million of such assets plus 0.675% of such assets over $150 million up to $300 million plus 0.650% of such assets over $300 million up to $1 billion plus 0.600% of such assets over $1 billion	0.700% of the first $150 million of such assets plus 0.650% of such assets over $150 million up to $500 million plus 0.625% of such assets over $500 million up to $1 billion plus 0.600% of such assets over $1 billion
Third Avenue Small Cap Value Portfolio	0.750% of the first $1 billion of such assets plus 0.700% of such assets over $1 billion	0.750% of the first $1 billion of such assets plus 0.650% of such assets over $1 billion
Van Kampen Comstock Portfolio	0.650% of the first $500 million of such assets plus 0.600% of such assets over $500 million up to $1 billion plus 0.525% of such assets over $1 billion	0.650% of the first $500 million of such assets plus 0.600% of such assets over $500 million up to $1 billion plus 0.500% of such assets over $1 billion up to $2 billion plus 0.475% of such assets over $2 billion

3. All other terms and conditions of the Fee Waiver Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the 1st day of January, 2012.

MET INVESTORS SERIES TRUST on behalf of the Portfolios		METLIFE ADVISERS, LLC

By:	/s/ Jeffrey A. Tupper	By:	/s/ Jeffrey A. Tupper
Name:	Jeffrey A. Tupper	Name:	Jeffrey A. Tupper
Title:	Treasurer	Title:	Vice President